UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2016
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to
Commission file number 0-12933

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
SAVINGS PLUS PLAN,
LAM RESEARCH 401(k)

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
LAM RESEARCH CORPORATION
4650 Cushing Parkway
Fremont, California 94538

SAVINGS PLUS PLAN,
LAM RESEARCH 401(k)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and
Plan Administrator of the
Savings Plus Plan, Lam Research 401(k)

We have audited the accompanying statements of net assets available for benefits of the Savings Plus Plan, Lam Research 401(k) (the “Plan”) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.
The supplemental information included in the accompanying Schedule H, line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA). The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.
/s/ Moss Adams LLP
Campbell, California
June 15, 2017

SAVINGS PLUS PLAN,
LAM RESEARCH 401(k)
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2016	December 31, 2015
Assets:
Investments, at fair value
Mutual funds	$440,537,424	$398,467,085
Common collective trusts	303,869,439	271,840,479
Company stock	73,075,183	59,456,124
Brokerage account	23,681,676	17,372,442
Money market accounts	3,443,780	3,943,532
Total investments, at fair value	844,607,502	751,079,662
Separate accounts	114,010,944	99,649,201
Total investments	958,618,446	850,728,863
Receivables:
Notes receivable from participants	10,960,835	10,472,120
Employer contribution receivable	1,154,185	977,346
Other receivables	41,709	126,530
Total receivables	12,156,729	11,575,996
Total assets	970,775,175	862,304,859
Liabilities:
Other liabilities	683,546	168,555
Net assets available for benefits	$970,091,629	$862,136,304
See notes to financial statements

SAVINGS PLUS PLAN,
LAM RESEARCH 401(k)
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the year ended December 31, 2016

Additions to net assets attributed to:
Investment and other income:
Dividends and interest	$15,928,329
Net realized and unrealized gains in fair value of investments	61,145,325
77,073,654
Contributions:
Participants’	54,445,792
Employer’s	13,969,746
68,415,538
Total additions	145,489,192
Deductions from net assets attributed to:
Withdrawals and distributions	(37,200,721)
Administrative expenses	(333,146)
Total deductions	(37,533,867)
Net increase in net assets	107,955,325
Net assets available for benefits:
Beginning of year	862,136,304
End of year	$970,091,629
See notes to financial statements

SAVINGS PLUS PLAN,
LAM RESEARCH 401(k)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016 and 2015
NOTE 1 - THE PLAN AND ITS SIGNIFICANT ACCOUNTING POLICIES
General - The following description of the Savings Plus Plan, Lam Research 401(k) (the “Plan”) provides only general information about the Plan in the form existing on December 31, 2016. Readers should refer to the Plan document for a more complete description of the Plan’s provisions.
The Plan is a defined contribution plan that was established July 1, 1985 by Lam Research Corporation (“Lam Research” or the “Company”) to provide benefits to eligible employees, as defined in the Plan document. The Plan is designed to be qualified under the applicable requirements of the Internal Revenue Code of 1986, as amended (the “Code”), and the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
Administration - The Company’s Savings Plus Plan, Lam Research 401(k) Committee (the “Administrator”) manages the operation and administration of the Plan. A third-party, Fidelity Management Trust Company ("Fidelity"), processes and maintains the records of participant data. Fidelity acts as the trustee and custodian of the Plan. The majority of the administrative costs for the Plan are paid by plan participants, the remaining administrative costs are shared by the Company and the Plan.
Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Basis of accounting - The financial statements of the Plan are prepared on the accrual method of accounting in accordance with U.S. GAAP.
Investment valuation and income recognition - As of December 31, 2016 and 2015, the Plan’s investments were held by Fidelity and were invested based primarily upon instructions received from participants.
The majority of the Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 5 for a discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net depreciation includes the Plan’s gains and losses on investments bought or sold as well as held during the year.
The Plan has an investment option, the MetLife Stable Value Blended Fund, a fully-benefit responsive separate account. That investment is reported at contract value. Contract value is the relevant measurement for that portion of the net assets available for benefits of a defined contribution plan that is attributable to fully-benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.
Notes receivable from participants - Notes receivable from participants (“notes receivable”) are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable are reclassified as distributions based upon the terms of the Plan document.
Income taxes - The Plan document is in the form of a Fidelity prototype plan document that received a favorable opinion letter from the Internal Revenue Service. The Plan is operated in accordance with, and is intended to qualify under, the applicable requirements of the Code and related state statutes. Plan assets are held in a trust that is intended to be exempt from federal income and state income and franchise taxes.
In accordance with guidance on accounting for uncertainty in income taxes (Accounting Standard Codification topic 740-10), management evaluated the Plan’s tax positions and does not believe the Plan has any uncertain tax positions that require disclosure or adjustment to the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
Risks and uncertainties - The Plan provides for various investment options in any combination of investment securities offered by the Plan. In addition, Company common stock is included as an investment option under the Plan. The percentage of an individual participant’s contributions in Company common stock may not exceed 25% each Plan year. Investment securities are exposed to various risks, such as interest rate, market fluctuations and credit risks. Due to the risk associated with certain investment securities, it is at least reasonably possible that changes in market values, interest rates or other factors in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.
Subsequent Events - The Plan has evaluated subsequent events through June 15, 2017, which is the date the financial statements were available to be issued.

Reclassifications - Certain reclassifications were made in the 2015 financial statements to conform to the 2016 presentation. These reclassifications had no significant effect to the financial statements.
NOTE 2 - RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS
Participants may elect to invest portions of their accounts in the common stock of the Company. The aggregate investment in Company common stock at December 31, 2016 and 2015 was as follows:

	2016	2015
Number of shares	691,149	748,629
Fair value	$73,075,183	$59,456,124
Certain Plan investments are managed by an affiliate of Fidelity, the trustee and custodian of the Plan. Any purchases and sales of these funds are performed in the open market at fair value. Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.

NOTE 3 - GUARANTEED INVESTMENT CONTRACT
In 2001, the Plan entered into a benefit-responsive investment contract with Metropolitan Life Insurance Company (“MetLife”). MetLife maintains the contributions in a separate account product. The account is credited with an interest rate that is determined by the yield of the separate accounts, the market value gain or loss of the contract and the anticipated cash flow for the next policy period. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.
Because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. Contract value, as reported to the Plan by MetLife, represents contributions made under the contract, plus earnings, less participant withdrawals. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.
There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula that is stipulated in the contract and agreed upon with the issuer, but it may not be less than 0%. Such interest rates are reviewed on a quarterly basis and re-set as needed.
Certain events limit the ability of the Plan to transact at contract value with MetLife. Such events include the following: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or, (3) the Company establishes another savings program, pension or profit sharing plan to which Plan participants are eligible to contribute by payroll deduction. The Plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.
The guaranteed investment contract permits MetLife or the Plan to terminate the agreement, at its discretion, and requires a 60-day written notice of intent to cancel. The average yield for the Plan years ended December 31, 2016 and 2015 was as follows:

	2016	2015
Average Yield	2.70%	(0.20)%
Average Yield Credited to Plan Participants	2.50%	2.78%

NOTE 4 - PARTICIPATION AND BENEFITS
Participant contributions - Participants could elect to contribute from 1% to 75% of their compensation, as defined by the Plan, per payroll period, not to exceed the amount allowable under the Code. Participants who elected to contribute a portion of their compensation to the Plan agreed to accept an equivalent reduction in either taxable or after-tax compensation (in the form of pretax, Roth or after-tax contributions). New hires that did not make an affirmative election otherwise were automatically enrolled in the Plan with a taxable compensation deferral rate of 3%. Participants are permitted to designate their contributions as Roth contributions subject to current taxation as wages but which, together with earnings, would be nontaxable when distributed from the Plan. Contributions withheld are invested in accordance with the participants’ directions. Effective January 1, 2017, the Plan was amended to increase the automatic enrollment of new hires that did not make an affirmative election otherwise, from 3% to 6%.
Participants are also allowed to make rollover contributions of amounts received from other eligible tax-qualified retirement plans (including rollover contributions of Roth contributions). Such contributions are deposited in the appropriate investment funds in accordance with the participants’ directions and the Plan’s provisions.

Employer contributions - The Company may make matching contributions as defined in the Plan. In 2016, the Company matched 50% of each eligible participant’s salary deferral contribution (excluding catch-up contributions and after-tax contributions) up to a maximum of the first 6% of the participant’s eligible compensation, on a per-payroll-period basis. If a participant did not receive the full 50% Company match, the Company provided a year end “true up” contribution to provide such participants with the 50% that they would have received had the timing of their contributions not limited the Company match. The Plan also permits additional discretionary matching and profit sharing contributions. No additional discretionary matching contributions or discretionary profit sharing contributions were made for the year ended December 31, 2016.
Vesting - Participants are immediately vested in their entire account, including employer matching, additional discretionary matching, and discretionary profit sharing contributions (if any).
Participant accounts - Each participant’s account is credited with the participant’s contributions, Plan earnings or losses in funds selected by the participant, and an allocation of the Company’s contribution, if any. Allocation of the Company’s contribution is based on participant contributions and / or compensation, as defined in the Plan. The funds available during 2016 are listed in Schedule H. In the event that the participant fails to make an investment election, participant contributions and Company allocations, if any, are automatically invested in a target date retirement income fund based on the participant’s age at the time the contribution is made.
Payment of benefits - Upon termination, each participant (or beneficiary) may elect to leave his or her account balance in the Plan until age 70 1/2 or receive his or her total benefits in a lump sum amount equal to the value of the participant’s account or in installments over a period of years. The Plan requires lump sum distribution of participant account balances that do not exceed $1,000.
Notes receivable from participants - The Plan allows participants to borrow not less than $1,000 and up to the lesser of $50,000 or 50% of their account balance. The loans are secured by the participant’s balance reduced by certain balances of outstanding or defaulted loans. Such loans bear interest at the available market financing rates and must be repaid to the Plan within a five-year period, unless the loan is used for the purchase of a principal residence, in which case the maximum repayment period is 15 years. The specific terms and conditions of such loans are established by the Administrator. Outstanding loans at December 31, 2016 carry interest rates ranging from 4.25% to 9.25%.
NOTE 5 - FAIR VALUE MEASUREMENTS
Pursuant to the accounting guidance for fair value measurement and its subsequent updates, the Plan defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.
The Financial Accounting Standards Board ("FASB") has established a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The FASB established three levels of inputs that may be used to measure fair value:

•	Level 1: quoted prices in active markets for identical assets or liabilities;

•
Level 2: inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

•	Level 3: unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Investments Measured at Fair Value on a Recurring Basis
Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2016 and 2015 (Level 1, 2 and 3 inputs are defined above):

	Fair Value Measurements Using Input Type as of December 31, 2016
	Level 1	Level 2	Level 3	Total
Mutual funds	$440,537,424	$—	$—	$440,537,424
Company stock	73,075,183	—	—	73,075,183
Brokerage account	23,681,676	—	—	23,681,676
Money market	3,443,780			3,443,780
Total assets in the fair value hierarchy	$540,738,063	$—	$—	$540,738,063
Investments measured at NAV (practical expedient)				303,869,439
Investments at fair value				$844,607,502

	Fair Value Measurements Using Input Type as of December 31, 2015
	Level 1	Level 2	Level 3	Total
Mutual funds	$398,467,085	$—	$—	$398,467,085
Company stock	59,456,124	—	—	59,456,124
Brokerage account	17,372,442	—	—	17,372,442
Money market	3,943,532			3,943,532
Total assets in the fair value hierarchy	$479,239,183	$—	$—	$479,239,183
Investments measured at NAV (practical expedient)				271,840,479
Investments at fair value				$751,079,662
The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2016 and 2015.
Mutual funds and money market funds: Valued at the net asset value ("NAV") of shares held by the Plan at year end.
Common stocks (including Lam Research common stock): Valued at the closing price reported on the active market on which the individual securities are traded.
Brokerage account: Participant directed investments maintained in a Fidelity Brokeragelink investment option, comprised primarily of money market and mutual funds valued at NAV of shares held at year end, and common and preferred stocks valued at the closing price reported on the active market on which the individual securities are traded.
Common/collective trusts:  Units held in common/collective trusts ("CCT") are valued using the NAV practical expedient of the CCT as reported by the CCT managers. The NAV practical expedient is based on the fair value of the underlying assets owned by the CCT, minus its liabilities, and then divided by the number of units outstanding. The NAV practical expedient of a CCT is calculated based on a compilation of primarily observable market information
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with those of other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
NOTE 6 - PLAN TERMINATION OR MODIFICATION
The Company intends to continue the Plan indefinitely for the benefit of its participants; however, it reserves the right to terminate or modify the Plan at any time by resolution of its Board of Directors (or other authorized party) and subject to the provisions of ERISA.

SAVINGS PLUS PLAN,	EIN: 94-2634797
LAM RESEARCH 401(k)	PLAN #001
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2016

	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current value
	MetLife Stable Value Blended Fund	Fixed Income Fund (Separate Account)	$114,010,944
	American Funds Euro Pacific Growth Fund Class R6	Mutual Fund	38,476,884
	American Funds New Perspective Fund Class R6	Mutual Fund	19,703,740
	DFA Emerging Markets Portfolio Institutional Class	Mutual Fund	4,492,577
	JP Morgan Mid-Cap Growth Fund Class 6	Mutual Fund	39,469,447
	JP Morgan Mid-Cap Value Fund Class L	Mutual Fund	31,336,479
	Metropolitan West Total Return Bond Fund Plan Class	Mutual Fund	26,042,345
	MFS Value Fund Class R4	Mutual Fund	67,351,176
	Oppenheimer Discover Fund Class 1	Mutual Fund	21,148,257
	Templeton Global Bond Fund Class R6	Mutual Fund	4,344,840
	T. Rowe Price Blue Chip Growth Trust (Class T2)	Common collective trust	97,602,162
	Vanguard Extended Market Index Fund Institutional Shares	Mutual Fund	53,631,157
	Vanguard Institutional Index Fund Institutional Shares	Mutual Fund	98,223,069
	Vanguard Total Bond Market Index Fund Institutional Shares	Mutual Fund	17,585,181
	Vanguard Target Retirement 2010 Trust II	Common collective trust	1,058,609
	Vanguard Target Retirement 2015 Trust II	Common collective trust	8,506,306
	Vanguard Target Retirement 2020 Trust II	Common collective trust	45,769,550
	Vanguard Target Retirement 2025 Trust II	Common collective trust	34,716,281
	Vanguard Target Retirement 2030 Trust II	Common collective trust	23,526,995
	Vanguard Target Retirement 2035 Trust II	Common collective trust	34,203,296
	Vanguard Target Retirement 2040 Trust II	Common collective trust	19,239,710
	Vanguard Target Retirement 2045 Trust II	Common collective trust	19,814,123
	Vanguard Target Retirement 2050 Trust II	Common collective trust	9,992,344
	Vanguard Target Retirement 2055 Trust II	Common collective trust	4,639,924
	Vanguard Target Retirement 2060 Trust II	Common collective trust	822,441
	Vanguard Target Retirement Income Trust II	Common collective trust	3,977,698
	Wells Fargo Special Cap Value Fund - Class R6	Mutual fund	18,732,272
*	Lam Research Corporation Stock	Company Stock	73,075,183
**	Brokeragelink	Brokerage Account	23,681,676
*	Cash and cash equivalents	Money Market	3,443,780
*	Participant loans	Interest rates ranging from 4.25% to 9.25%	10,960,835
			$969,579,281

______________
*	Party-in-interest
**	Includes party-in-interest

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SAVINGS PLUS PLAN, LAM RESEARCH 401(k)

Date:	June 15, 2017	By:	/s/ Mary Zeigler
Mary Zeigler
Chairperson, Savings Plus Plan, Lam Research 401(k) Committee Lam Research Corporation
On behalf of the Administrator of the Savings Plus Plan, Lam Research 401(k)

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Moss Adams LLP, Independent Registered Public Accounting Firm